UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Truist Financial Corporation 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28202

Truist Financial Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019

Truist Financial Corporation 401(k) Savings Plan
Index
December 31, 2020 and 2019

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Employee Benefits Plan Committee of the Truist Financial Corporation 401(k) Savings Plan
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Truist Financial Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Truist Financial Corporation 401(k) Savings Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan’s auditor since 2019.

Oak Brook, Illinois
June 28, 2021

Truist Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$9,605,423,326	$5,171,357,878
Due from broker	2,231,635	—
Employer receivable	2,636,549	2,508,676
Notes receivable from participants	124,815,772	71,546,275
Net assets available for benefits	$9,735,107,282	$5,245,412,829

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

2020
Additions to (deductions from) net assets attributable to:
Investment income
Interest	$4,324,006
Dividends	115,823,925
Net appreciation in fair value of investments	864,136,139
Net investment income	984,284,070

Interest on notes receivable from participants	5,194,426

Contributions
Employer	184,511,508
Employee	260,579,361
Rollovers	33,716,321
Total contributions	478,807,190
Total additions	1,468,285,686

Benefits paid to participants	(676,459,956)
Administrative expenses	(1,104,188)
Total deductions	(677,564,144)

Net increase	790,721,542

Transfer from SunTrust Banks, Inc. 401(k) Plan (Note 4)	3,698,972,911
Net increase	4,489,694,453

Net assets available for benefits
Beginning of year	5,245,412,829
End of year	$9,735,107,282

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.    Description of the Truist Financial Corporation 401(k) Savings Plan

The following description of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan sponsored by Truist Financial Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of August 1, 2020, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Board of Directors of the Plan Sponsor(“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.

Custodian and recordkeeping duties for the Plan were performed by Truist Financial Corporation for the period January 1, 2019 through July 31, 2020. Effective August 1, 2020, the custodian and recordkeeping duties of the Plan were transferred to Fidelity Management Trust Company (“Fidelity”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 0.01 percent and 50.00 percent of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,500. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations using a formula based on the company in which a participant works:

◦CRC Insurance Services, Inc.: Match of 50%
◦McGriff, Seibels and Williams, Inc.: Match of 100% on the first 4% deferred
◦All others: Match of 100% on the first 6% deferred

CRC Insurance Services, Inc. and AmRisc, LLC may also make profit sharing contributions at the discretion of their respective Board of Directors. For the year ended December 31, 2020, eligible employees of CRC Insurance Services, Inc. and AmRisc, LLC received profit sharing contributions totalling $1,847,193 and $789,356, respectively.

Vesting
Participants are vested immediately in their contributions, employer matching and profit sharing contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The Coronavirus Aid Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request plan loans of up to $100,000, with the option to defer repayment of the loan, for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. This provision was added to the Plan in April 2020.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant’s life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2020 and 2019, forfeited accounts totalled $397,871 and $18 respectively, which can be used to reduce employer contributions. No forfeitures were used to reduce the employer match contributions for the year ended December 31, 2020.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with a bank subsidiary of the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer contributions among various mutual funds, Truist Financial Corporation common stock, collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, an associate insured deposit account, and a Brokeragelink account, each offering different degrees of risk and return. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 5 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds and Truist Financial Corporation common stock is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board ("FASB") ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.    Associate Insured Deposit Account

For the period January 1, 2019 through July 31, 2020 the Plan invested in an associate insured deposit account, which was a deposit account with a bank subsidiary of the Plan Sponsor. Under the terms of the account agreement, Truist Bank was required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.

The interest rates reset monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited was based on the average yield that was effective as of the 30th day of the month two months prior plus fifty basis points. The crediting interest rates for the period from January 1, 2020 to July 31, 2020 ranged from 0.61 percent to 1.95 percent and the average yield rate was 0.96 percent. Effective with the change in custodians on August 1, 2020, this investment option was no longer an option.

4.    Plan Transfers

Effective as of the close of business on July 31, 2020, the assets and liabilities of the SunTrust Banks, Inc. 401(k) Plan were merged into this Plan. As a result of the merger, $3,698,972,911 of net assets were transferred into the Plan.

5.    Fair Value of Financial Instruments

Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, and common and foreign stock traded on an exchange or listed market. The self-directed brokerage option holds mutual funds and common stock and two separately managed accounts that primarily hold common stock, foreign stock and real estate investment trusts, which are traded on an exchange or listed market. In addition, the Plan offers a Brokeragelink option that holds common and preferred stock, Fidelity money market funds, and various corporate and government bonds. The common and preferred stock and Fidelity money market funds are traded in active markets.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock in the separately managed accounts are valued at the closing price reported on the active market on which the individual securities are traded. Common stock and

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

real estate investment trusts in the separately managed accounts are valued at the closing price reported on the active market on which the individual securities are traded.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, collective trusts, and corporate and government bonds in the self-directed brokerage and Brokeragelink option.

The fair value of the collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Transactions (purchase and sales) may occur daily. The collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The collective trusts have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various valuation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2020 and 2019, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019 are summarized below:

	December 31, 2020
	Total	Level 1	Level 2
Truist common stock	$759,340,986	$759,340,986	$—
Mutual funds	3,764,024,767	3,764,024,767	—
Brokeragelink	327,920,799	325,779,378	2,141,421
Collective trusts	4,754,136,774	—	4,754,136,774
Total investments at fair value	$9,605,423,326	$4,849,145,131	$4,756,278,195

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	December 31, 2019
	Total	Level 1	Level 2
Truist common stock	$620,890,153	$620,890,153	$—
Mutual funds	2,312,419,828	2,312,419,828	—
Self-directed investments	217,782,101	214,812,083	2,970,018
Collective trusts	1,773,746,455	—	1,773,746,455
Separately managed accounts:
Common stock	3,012,500	3,012,500	—
Foreign stock	249,550	249,550	—
Equity exchange traded fund	7,222	7,222	—
REIT	110,836	110,836	—
Associate insured deposit account	239,138,308	—	239,138,308
Cash and cash equivalents	4,000,925	4,000,925	—
Total investments at fair value	$5,171,357,878	$3,155,503,097	$2,015,854,781

There were no transfers between levels during 2020 and 2019.

6.    Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes was included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

7.    Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

8.    Related Party and Party-In-Interest Transactions

Included in the Plan assets are Truist Financial Corporation common stock, mutual funds advised by a subsidiary of the Corporation, and certain assets held by and managed by Fidelity Management Trust Company. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	December 31,
	2020	2019
Number of shares, Truist Financial Corporation common stock	15,842,683	11,024,328
Truist Financial Corporation common stock	$759,340,986	$620,890,153
Mutual funds	274,706,358	1,136,930,461
Fidelity Brokeragelink	327,920,799	—
Separately managed accounts	—	3,380,108
Associate insured deposit account	—	239,138,308
Interest-bearing checking account	—	4,000,925

For the year ended
December 31, 2020
Dividends on Truist Financial Corporation common stock	$33,103,280
Dividends on investments in Truist sponsored mutual funds	13,888,779
Interest on associate insured deposit account	1,871,166
Realized gain on Truist Financial Corporation common stock	11,325,811
Realized (loss) on investments in Truist sponsored mutual funds	(10,738,971)

In addition, the cost of administrative services rendered by the Corporation’s Trust Division is party-in-interest and totalled $348,048 for the year ended December 31, 2020. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues, In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest and Fidelity to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade, ProNvest and Fidelity were $78,411 and $677,729, respectively, for the years ended December 31, 2020 and 2019.

9.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus (“COVID-19”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. Although economic conditions have improved, the values of the Plan’s individual investments may continue to fluctuate in response to changing market conditions.

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2020

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	Truist Financial Corporation	Common stock	$759,340,986

	MFS Growth Fund	Mutual fund	688,086,167
	Vanguard Value Index Fund	Mutual fund	659,216,301
	T.Rowe Price Institutional Mid Cap Fund	Mutual fund	415,171,428
	American Funds EuroPacific Growth	Mutual fund	307,944,493
	Vanguard Treasury Money Market Fund	Mutual fund	273,835,245
	Dodge & Cox Income Fund	Mutual fund	246,629,774
*	Sterling Bond Fund	Mutual fund	218,892,148
	MFS Mid Cap Value Fund	Mutual fund	211,773,768
	Vanguard Small Cap Value Index	Mutual fund	172,251,016
	Vanguard S&P Small Cap 600 Index	Mutual fund	160,767,360
	Brown Advisory Small Cap Growth Index	Mutual fund	134,636,793
	RBC Emerging Markets Equity Fund	Mutual fund	67,872,066
	PIMCO Long Duration Total Return	Mutual fund	62,007,647
*	Fidelity Inflation-Protected Bond Fund	Mutual fund	55,813,905
	BBH Limited Duration Fund	Mutual fund	47,591,795
	Vanguard Mid-Cap Index Fund	Mutual fund	40,025,912
	Harbor Diversified Internal All Cap	Mutual fund	1,508,214
*	Fidelity Government Money Market	Mutual fund	735
			3,764,024,767

	L&G S&P 500 Collective Investment Trust	Collective trust	1,315,057,462
	Vanguard Target 2030	Collective trust	479,717,897
	Vanguard Retirement Savings Trust	Collective trust	415,812,144
	Vanguard Target 2025	Collective trust	413,282,480
	Vanguard Target 2035	Collective trust	398,449,207
	Vanguard Target 2040	Collective trust	382,334,041
	Vanguard Target 2045	Collective trust	276,734,961
	Vanguard Target 2020	Collective trust	268,024,320
	L&G MSCI ACWI DC Collective Investment Trust	Collective trust	236,954,563
	Vanguard Target 2050	Collective trust	193,085,761
	Vanguard Target 2055	Collective trust	117,247,109
	Vanguard Target Income Trust	Collective trust	115,909,451
	Vanguard Target 2015	Collective trust	92,068,119
	Vanguard Target 2060	Collective trust	41,372,021
	Vanguard Target 2065	Collective trust	8,087,238
			4,754,136,774

	Brokeragelink	Brokeragelink	327,920,799

*	Notes Receivable from Participants	Participant loans (4.25% to 8.0% due through May 2046)	124,815,772

			$9,730,239,098
* Party in interest
Cost is omitted because plan investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Truist Financial Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Truist Financial Corporation 401(k) Savings Plan

Date:	June 28, 2021	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.